UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0518
Washington, D.C. 20549	Expires: September 30, 2017
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Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 9)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

China National Materials Company Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

The People’s Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)

China National Building Material Company Limited

(Name of Person(s) Furnishing Form)

Ordinary shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Guangyuan Du

Vice Manager

Law Department

China National Building Material Company Limited

Tower 2, Building B, Guohai Plaza

No. 17 Fuxing Road, Haidian District

Beijing, China 100036

Tel: +861068138269  Fax: +861068138388

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

John Moore, Esq.

Jianhao Zheng, Esq.

Slaughter and May

47th Floor, Jardine House

One Connaught Place

Central, Hong Kong

Tel: +852 2521 0551 Fax: +852 2845 2125

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No. 99.1*	Joint announcement dated September 8, 2017 relating to (1) the merger of China National Building Material Company Limited and China National Materials Company Limited (2) major transaction and connected transaction for China National Building Material Company Limited (3) specific mandate by China National Building Material Company Limited to issue H shares and unlisted shares (4) proposed amendments to the articles of association of China National Building Material Company Limited (5) resumption of trade.

Exhibit No. 99.2*	Shareholder circular relating to (1) merger of China National Building Material Company Limited (“CNBM”) and China National Material Company Limited (“SINOMA”); (2) Notice of the SINOMA extraordinary general meeting; and (3) Notice of the SINOMA H Shareholders’ class meeting.

Exhibit No. 99.3*

Shareholder circular relating to (1) merger of CNBM and SINOMA; (2) major and connected transaction for CNBM; (3) mandate by CNBM to issue CNBM H Shares and CNBM Unlisted Shares; (4) proposed amendments to the Articles of Association of CNBM; (5) proposed change of supervisor; (6) notice of the CNBM extraordinary general meeting; (7) notice of CNBM H shareholders’ class meeting; and (8) notice of CNBM domestic shareholders’ class meeting.

Exhibit No. 99.4*	Joint announcement dated October 20, 2017 relating to (1) despatch of circular to CNBM Shareholders; (2) despatch of merger document to SINOMA Shareholders; and (3) closure of respective H Share registers of CNBM and SINOMA.

Exhibit No. 99.5*	Joint announcement dated November 6, 2017 relating to the update regarding merger of CNBM and SINOMA on anti-trust approval by the fair trade commission in South Korea.

Exhibit No. 99.6*	Supplemental document dated November 17, 2017 in relation to merger of CNBM and SINOMA.

Exhibit No. 99.7*	Joint announcement dated November 17, 2017 regarding the dispatch of supplemental document in relation the merger of CNBM and SINOMA to SINOMA Shareholders.

Exhibit No. 99.8*	Announcement of voting results of the CNBM EGM, the CNBM H Shareholders’ class meeting and the CNBM domestic shareholders’ class meeting.

Exhibit No. 99.9*	Overseas regulatory announcement notice of bondholders’ meetings.

Exhibit No. 99.10*	Joint announcement update regarding merger of CNBC and SINOMA grant of waiver by the CSRC.

Exhibit No. 99.11*	Joint announcement update regarding merger of CNBM and SINOMA PRC anti-trust clearance.

Exhibit No. 99.12*	Overseas regulatory announcement regarding resolutions passed at bondholders’ meetings.

Exhibit No. 99.13*	Joint announcement update regarding merger of CNBM and SINOMA conditional listing approval.

Exhibit No. 99.14	Revised profit forecast of Beijing New Building Material Public Limited Company for the year ended 31 December 2017 pursuant to regulations of the Shenzhen Stock Exchange.

* Previously furnished

Item 2. Informational Legends

The legends complying with Rule 802(b) of the Securities Act of 1933, as amended, are included in prominent portions of Exhibits No. 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13 and 99.14 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed by China National Building Material Company Limited with the Securities and Exchange Commission on September 11, 2017.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Zhangli Chang
(Signature)

Zhangli Chang, Executive Director and Company Secretary
(Name and Title)

January 23, 2018
(Date)